UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date Earliest Event reported): July 20, 2022

LARKSPUR HEALTH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41184	86-2685744
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Somerset Corporate Blvd., 2nd Floor Bridgewater,
New Jersey 08807

(609) 310-0722

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e- 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and three-fourths of one Redeemable Warrant	LSPRU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	LSPR	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	LSPRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

On July 20, 2022, Larkspur Health Acquisition Corp. ( “Larkspur”), a blank-check special purpose acquisition company, announced it entered into a Business Combination Agreement, dated as of July 20, 2022 (as it may be amended and/or restated from time to time, the “Business Combination Agreement”), by and among Larkspur, Larkspur Merger Sub Inc. (“Merger Sub”), Stephen Glover and ZyVersa Therapeutics, Inc. (the “Company”), a clinical stage biopharmaceutical company developing first-in-class product candidates for treatment of renal and inflammatory diseases, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

The Business Combination

Upon the consummation of the tranactions contemplated by the Business Combination Agreement (the “Transactions”), Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Larkspur (the “Business Combination”). The combined company is expected to be named ZyVersa Therapeutics, Inc.

Structure and Business Combination Consideration

The Business Combination Agreement provides that the following transactions will occur:

(i)	On the Closing Date and immediately prior to the Effective Time, each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time will automatically convert into a number of shares of Company Common Stock at the then-effective conversion rate as calculated pursuant to the Company Articles of Incorporation. After such conversion, all of the shares of Company Preferred Stock outstanding will no longer be outstanding and will cease to exist, and each holder of Company Preferred Stock will thereafter cease to have any rights with respect to such securities.

(ii)	At the Effective Time, (a) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Common Stock resulting from the Conversion) will be canceled and converted into the right to receive the Per Share Consideration, without interest; (b) all shares of Company Stock held in the treasury of the Company will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto; and (c) each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Subsidiary Corporation.

(iii)	Effective as of the Effective Time, each Company Warrant, to the extent then outstanding and unexercised, will automatically, without any action on the part of the holder thereof, be assumed and converted into a warrant to acquire a number of shares of SPAC Common Stock at an adjusted exercise price per share, in each case, as determined pursuant to the terms of the Business Combination Agreement.

(iv)	Each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested, will be assumed and converted into an option to purchase a number of shares of SPAC Common Stock, as determined pursuant to the terms of the Business Combination Agreement.

(v)	Each Company Note that is outstanding as of immediately prior to the Effective Time, if any, and by its terms will not convert into Company Common Stock in connection with the Transacions will be assumed by Larkspur and remain outstanding pursuant to the terms and conditions then in effect.

Closing Conditions

The consummation of the Transactions is subject to the satisfaction or waiver of certain customary closing conditions contained in the Business Combination Agreement, including, among other things, the consummation of the Private Placement (defined below) and other transactions contemplated under the Securities Purchase Agreement (defined below).

Representations and Warranties; Covenants

The parties to the Business Combination Agreement have made customary representations and warranties, and have agreed to certain customary covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of Larkspur, the Company and Merger Sub, and their subsidiaries, prior to the closing of the Transactions.

Termination

The Business Combination Agreement may be terminated by Larkspur or the Company, under certain circumstances, including, among others, (i) by mutual written consent of Larkspur and the Company, (ii) by either Larkspur or the Company if the Effective Time shall not have occurred prior to December 15, 2022, (iii) by either Larkspur or the Company if any Governmental Order has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions, (iv) by either Larkspur or the Company if any of the Required SPAC Proposals fail to receive the requisite vote for approval at Larkspur Shareholders’ Meeting, (v) by Larkspur, in the event of a Written Consent Failure, or (vi) by Larkspur upon Terminating Company Breach; (vii) by the Company upon a Terminating SPAC Breach.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties, and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties, and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants, and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants, and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Larkspur’s public disclosures.

Securities Purchase Agreement and Registration Rights Agreement

In connection with the transactions contemplated by the Business Combination Agreement, Larkspur entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with each purchaser identified on the signature pages thereto (collectively, the “Private Placement Investors”). Pursuant to the Securities Purchase Agreement, the Private Placement Investors have agreed to purchase at approximately $7.0 million (the “Private Placement”) of Convertible Preferred shares and warrants (the “Securities”) in the Private Placement. Larkspur will, upon the terms and subject to the conditions of the Securities Purchase Agreement, issue and sell to each Private Placement Investors: (i) shares of Preferred Stock (as defined in the Securities Purchase Agreement) which will be convertible into shares of Common Stock (as defined in the Securities Purchase Agreement) in accordance with the terms of the Certificate of Designation (as defined in the Securities Purchase Agreement) and (ii) the Warrants (as defined in the Securities Purchase Agreement) which will be exercisable to purchase Warrant Shares (as defined in the Securities Purchase Agreement) in accordance with the terms of the Warrants. The closing of the Private Placement is conditioned upon the Company obtaining an additional interim financing, and is also subject to the satisfaction of other customary closing conditions and a NASDAQ listing.

In connection with the Securities Purchase Agreement, Larkspur will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers (as defined in the Registration Rights Agreement) named therein. Pursuant to the Registration Rights Agreement and subject to the terms and conditions set forth therein, Larkspur will, among other things, prepare and, as soon as practicable, but in no event later than the Filing Deadline (as defined in the Registration Rights Agreement), file with the SEC an initial Registration Statement on Form S-3 covering the resale of all of the Registrable Securities (as defined in the Registration Rights Agreement). In the event that Form S-3 is not available for the registration of the resale of the Registrable Securities, Larkspur will (i) register the resale of the Registrable Securities on Form S-1 or another appropriate form reasonably acceptable to the Required Holders (as defined in the Registration Rights Agreement) and (ii) undertake to register the resale of the Registrable Securities on Form S-3 as soon as such form is available.

The foregoing description of the Securities Purchase Agreement and the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference, and the full text of the form of Registration Rights Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Shareholder Support Agreement

In connection with the Business Combination Agreement, Larkspur, the Company and the Key Company Shareholders will enter into a Shareholder Support Agreement (the “Shareholder Support Agreement”), providing that, among other things, the Key Company Shareholders will vote their shares of Company Stock in favor of the Business Combination Agreement and the Transactions in accordance with the FBCA and the Organizational Documents of the Company.

The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the by reference to the full text of the form of Shareholder Support Agreement, a copy of which is filed as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Lock-Up Agreement

In connection with the Business Combination Agreement, Larkspur and Key Company Shareholders will enter into a Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which, among other things, each Key Company Shareholder agrees that it will not, and will cause any of its Permitted Transferees (as defined therein) not to, transfer any Lock-Up Securities (as defined therein) during the Lock-Up Period (as defined therein).

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 10.4 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K under the heading “Securities Purchase Agreement and Registration Rights Agreement” is incorporated by reference herein. The Securities issuable in connection with the Private Placement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. A copy of the form of Warrant is attached as Exhibit 4.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

In connection with the transactions contemplated by the Securities Purchase Agreement, Larkspur will file a Certificate of Designation to its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, setting forth the terms of its Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Convertible Preferred Stock”). A copy of the form of Certificate of Designation relating to the Series A Convertible Preferred Stock is attached as Exhibit 3.1 to this Report on Form 8-K and is incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On July 20, 2022, Larkspur and the Company issued a joint press release announcing the execution of the Business Combination Agreement. On the same day, Larkspur made available an investor presentation in connection with the proposed Business Combination. A copy of the joint press release is furnished as Exhibit 99.1 and a copy of the investor presentation is attached as Exhibit 99.2 to this Current Report on Form 8-K and are incorporated herein by reference.

The information in this Item 7.01 of Form 8-K (including Exhibit 99.1 and Exhibit 99.2) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, regardless of the general incorporation language of such filing, except as shall be expressly set forth by specific reference in such filing.

Important Information About the Transactions and Where to Find It

In connection with the Transactions, Larkspur intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) containing a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of Larkspur’s common stock in connection with Larkspur’s solicitation of proxies for the vote by Larkspur’s stockholders with respect to the Required SPAC Proposals. Larkspur’s stockholders and other interested persons are advised to read carefully and in their entirety, when available, the preliminary proxy statement/prospectus included in the Registration Statement (including any amendments or supplements thereto) and the definitive proxy statement/prospectus, as well as other documents filed with the SEC, as these materials will contain important information about the parties to the Business Combination Agreement, Larkspur and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of Larkspur as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at sec.gov, or by directing a request to: Larkspur Health Acquisition Corp., 100 Somerset Corporate Blvd., 2nd Floor, Bridgewater, New Jersey 08807, Attention: Chief Financial Officer, (609) 310-0722.

Item 8.01. Other Events.

The information in Item 7.01 above is incorporated herein by reference in this Item 8.01.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description

2.1†	Business Combination Agreement, dated as of July 20, 2022 (as it may be amended and/or restated from time to time, the “Business Combination Agreement”), by and among Larkspur Health Acquisition Corp., Larkspur Merger Sub Inc., Stephen Glover and ZyVersa Therapeutics, Inc.

3.1	Form of Certificate of Designation of the Registrant relating to the Series A Convertible Preferred Stock.

4.1	Form of Warrant issued by the Registrant to each Private Placement Investor.

10.1†*	Securities Purchase Agreement, dated as of July 20, 2022, by and among Larkspur Health Acquisition Corp. and each purchaser identified on the signature pages thereto.

10.2	Form of Amended and Restated Registration Rights Agreement, by and among Larkspur Health Acquisition Corp. and each purchaser identified on the signature pages thereto.

10.3	Form of Shareholder Support Agreement, by and among Larkspur Health Acquisition Corp., ZyVersa Therapeutics, Inc. and certain of the stockholders of ZyVersa Therapeutics, Inc, whose names appear on the signature pages thereto.

10.4	Form of Lock-Up Agreement, by and among Larkspur Health Acquisition Corp. and the parties listed on Schedule A thereto.

99.1	Joint Press Release dated July 20, 2022.

99.2	Investor Presentation dated July 16, 2022.

104.1	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*	Certain portions of this Exhibit have been redacted pursuant to Item 601(b)(10) of Regulation S-K. The Company agrees to furnish supplementally an unredacted copy of this Exhibit to the SEC upon request.

ADDITIONAL INFORMATION ABOUT THE BUSINESS COMBINATION

In connection with the proposed Business Combination, Larkspur will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a prospectus and a proxy statement of Larkspur. Larkspur also expects to file with the SEC other documents regarding the Business Combination. The Business Combination will be submitted to the stockholders of Larkspur and the Company for their consideration. The definitive proxy statement/prospectus will be sent to the stockholders of Larkspur and the Company,and will contain important information regarding the proposed Business Combination and related matters. This Current Report on Form 8-K is not a substitute for the registration statement and proxy statement/prospectus that will be filed with the SEC or any other documents that Larkspur may file with the SEC or send to its stockholders in connection with the Business Combination. STOCKHOLDERS OF LARKSPUR AND THE COMPANY ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION WHEN THEY BECOME AVAILABLE (INCLUDING ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LARKSPUR, THE COMPANY, THE PROPOSED BUSINESS COMBINATION, AND RELATED MATTERS. Stockholders of Larkspur and the Company may obtain free copies of the registration statement, the proxy statement/prospectus, and all other documents filed or that will be filed with the SEC by Larkspur (when they become available) at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by Larkspur will be made available free of charge on Larkspur’s website at http://www.lsprhealth.com, or by directing a request to its Investor Relations at (609) 310-0722; email: info@lsprhealth.commailto:InvestorRelations@readycapital.com.

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

PARTICIPANTS IN SOLICITATION RELATING TO THE BUSINESS COMBINATION

Larkspur and its directors and executive officers, and certain other affiliates of Larkspur may be deemed to be “participants” in the solicitation of proxies from the stockholders of Larkspur in connection with the proposed Business Combination. Information regarding Larkspur and its directors and executive officers and their ownership of common stock of Larkspur can be found in Larkspur’s annual report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the interests of such participants in the Business Combination will be included in the proxy statement/prospectus and other relevant documents relating to the proposed Business Combination when they are filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between Larkspur and the Company, including without limitation statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, the implied enterprise value, future financial condition and performance of the Company and the combined company after the Closing and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, the pre-money valuation of the Company (which is subject to certain inputs that may change prior to the Closing of the Business Combination and is subject to adjustment after the Closing of the Business Combination), the level of redemptions of Larkspur’s public stockholders and the products and markets and expected future performance and market opportunities of the Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Larkspur’s securities; (ii) the risk that the proposed Business Combination may not be completed by Larkspur’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Larkspur; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination Agreement by the stockholders of Larkspur; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the failure to achieve the minimum amount of cash available following any redemptions by Larkspur’s stockholders; (vi) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market LLC’s initial listing standards in connection with the consummation of the contemplated Business Combination; (vii) the effect of the announcement or pendency of the Business Combination on the Company’s business relationships, operating results, and business generally; (viii) risks that the proposed Business Combination disrupts current plans and operations of the Company; (ix) the outcome of any legal proceedings that may be instituted against the Company or against Larkspur related to the Business Combination Agreement or the proposed Business Combination; (x) changes in the markets in which the Company competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (xi) changes in domestic and global general economic conditions; (xii) risk that the Company may not be able to execute its growth strategies; (xiii) risks related to the ongoing COVID-19 pandemic and response, including supply chain disruptions; (xiv) risk that the Company may not be able to develop and maintain effective internal controls; (xv) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; (xvi) the ability to recognize the anticipated benefits of the proposed Business Combination and to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth economically and hire and retain key employees; and (xvii) and those factors discussed in Larkspur’s filings with the SEC and that that will be contained in the proxy statement relating to the proposed Business Combination.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the preliminary proxy statement and the amendments thereto, the definitive proxy statement, and other documents to be filed by Larkspur from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while the Company and Larkspur may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Neither of the Company or Larkspur gives any assurance that the Company or Larkspur, or the combined company, will achieve its expectations.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned hereunto duly authorized.

LARKSPUR HEALTH ACQUISITION CORP.

Date: July 21, 2022	By:	/s/ Daniel J. O’Connor
	Name:	Daniel J. O’Connor
	Title:	Chief Executive Officer